Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123

Ladies and Gentlemen:

In connection with the registration by Cubic Corporation (the "Company") of interests under the Cubic Corporation Employees' Profit-Sharing Plan and Cubic Applications, Inc. 401(k) Retirement Plan (the "Plans") on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, we advise you that, in our opinion, if and when such shares of the Company's common stock are issued and sold pursuant to the provisions of the Plans and in accordance with the Registration Statement, such shares will be duly-authorized, validly-issued, fully-paid and non- assessable shares of the Company's Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

LUCE, FORWARD, HAMILTON & SCRIPPS LLP
San Diego, California
October 31, 1996